              Filer: MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

             MORGAN STANLEY HIGH-TECHNOLOGY 35 INDEX PORTFOLIO 99-4

                       Investment Company Act No. 811-5065

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

          A.   Exact name of Trust:

               MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
               MORGAN STANLEY HIGH-TECHNOLOGY 35 INDEX PORTFOLIO 99-4

          B.   Name of Depositor:

               DEAN WITTER REYNOLDS INC.

          C.   Complete address of Depositor's principal executive office:

               DEAN WITTER REYNOLDS INC.
               Two World Trade Center
               New York, New York  10048

          D.   Name and complete address of agents for service:

               MR. MICHAEL D. BROWNE
               DEAN WITTER REYNOLDS INC.
               Unit Trust Department
               Two World Trade Center - 59th Floor
               New York, New York  10048

               Copy to:

               KENNETH W. ORCE, ESQ.
               CAHILL GORDON & REINDEL
               80 Pine Street
               New York, New York 10005

          E.   Total and amount of securities being registered:

               An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

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          F.   Proposed maximum offering price to the public of the securities being registered:

               Indefinite

          G.   Amount of filing fee:

               N/A

          H.   Approximate date of proposed sale to public:

               AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

               The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
             MORGAN STANLEY HIGH-TECHNOLOGY 35 INDEX PORTFOLIO 99-4

                              Cross Reference Sheet

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                  (Form N-8B-2 Items required by Instruction 1
                          as to Prospectus on Form S-6)

Form N-8B-2                                            Form S-6

ITEM NUMBER                                            HEADING IN PROSPECTUS
-----------                                            ---------------------
     I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of Trust                             )  Front Cover
     (b)  Title of securities issued                )

2.   Name and address of Depositor                  )  Table of Contents

3.   Name and address of Trustee                    )  Table of Contents

4.   Name and address of principal                  )  Table of Contents
     Underwriter                                    )

5.   Organization of Trust                          )  Introduction

6.   Execution and termination of                   )  Introduction; Amendment
     Indenture                                      )  and Termination of the
                                                    )  Indenture

7.   Changes of name                                )  Included in Form
                                                       N-8B-2

8.   Fiscal Year                                    )  Included in Form
                                                       N-8B-2

9.   Litigation                                     )  *


-------------------------

*    Not applicable, answer negative or not required.

Form N-8B-2                                            Form S-6
ITEM NUMBER                                            HEADING IN PROSPECTUS
-----------                                            ---------------------

     II.  GENERAL DESCRIPTION OF THE TRUST
          AND SECURITIES OF THE TRUST

10.  General Information regarding                  )
     Trust's Securities and Rights of               )
     Holders                                        )

     (a)  Type of Securities                        )  Rights of Unit Holders
          (Registered or Bearer)                    )

     (b)  Type of Securities                        )  Administration of the
          (Cumulative or Distribu-                  )  Trust - Distribution
          tive)                                     )

     (c)  Rights of Holders as to                   )  Redemption; Public Offer-
          withdrawal or redemption                  )  ing of Units -Secondary
                                                    )  Market

     (d)  Rights of Holders as to                   )  Public Offering of Units
          conversion, transfer, par-                )  - Secondary Market; Ex-
          tial redemption and simi-                 )  change Option; Redemp-
          lar matters                               )  tion; Rights of Unit
                                                    )  Holders -Certificates
                                                    )

     (e)  Lapses or defaults with                   )  *
          respect to periodic pay-                  )
          ment plan certificates                    )

     (f)  Voting rights as to Secu-                 )  Rights of Unit Holders -
          rities under the Indenture                )  Certain Limitations;
                                                    )  Amendment and Termination
                                                    )  of the Indenture

     (g)  Notice to Holders as to change in:        )
                                                    )

          (1) Composition of assets                 )  Administration of the
              of Trust                              )  Trust - Reports to Unit
                                                    )  Holders; The Trust - Sum-
                                                    )  mary Description of the
                                                    )  Portfolios
          (2) Terms and Conditions                  )  Amendment and Termination
              of Trust's Securities                 )  of the Indenture

-------------------------

*    Not applicable, answer negative or not required.

Form N-8B-2                                            Form S-6
ITEM NUMBER                                            HEADING IN PROSPECTUS
-----------                                            ---------------------

          (3) Provisions of Inden-                  )  Amendment and Termination
              ture                                  )   of the Indenture
          (4) Identity of Depositor                 )  Sponsor; Trustee
              and Trustee                           )
                                                    )
     (h)  Security Holders Consent                  )
          required to change:

          (1) Composition of assets                 )  Amendment and Termination
              of Trust                              )  of the Indenture
          (2) Terms and conditions                  )  Amendment and Termination
              of Trust's Securities                 )  of the Indenture
          (3) Provisions of Inden-                  )  Amendment and Termination
              ture                                  )  of the Indenture
          (4) Identity of Depositor                 )  *
              and Trustee                           )

     (i)  Other principal features of               )  Cover of Prospectus; Tax
          the Trust's Securities                    )  Status

11.  Type of securities comprising                  )  The Trust - Summary De-
     units                                          )  scription of the Portfo-
                                                    )  lios; Objectives and Se-
                                                    )  curities Selection; The
                                                    )  Trust - Special Consid-
                                                    )  erations

12.  Type of securities comprising                  )   *
     periodic payment certificates                  )

13.  (a)  Load, fees, expenses, etc.                )  Summary of Essential In-
                                                    )  formation; Public Offer-
                                                    )  ing of Units - Public Of-
                                                    )  fering Price; - Profit of
                                                    )  Sponsor;
                                                    )  - Volume Discount; Ex-
                                                    )  penses and Charges

     (b)  Certain information re-                   )  *
          garding periodic payment                  )
          certificates                              )

-------------------------

*    Not applicable, answer negative or not required.

Form N-8B-2                                            Form S-6
ITEM NUMBER                                            HEADING IN PROSPECTUS
-----------                                            ---------------------

     (c)  Certain percentages                       )  Summary of Essential In-
                                                    )  formation; Public Offer-
                                                    )  ing of Units - Public Of-
                                                    )  fering Price; - Profit of
                                                    )  Sponsor; - Volume Dis-
                                                    )  count

     (d)  Price differentials                       )  Public Offering of Units
                                                    )  - Public Offering Price
                                                    )

     (e)  Certain other loads, fees,                )  Rights of Unit Holders -
          expenses, etc. payable by                 )  Certificates
          holders

     (f)  Certain profits receivable                )  Redemption - Purchase by
          by depositor, principal                   )  the Sponsors of Units
          underwriters, trustee or                  )  Tendered for Redemption
          affiliated persons

     (g)  Ratio of annual charges to                )  *
          income                                    )

14.  Issuance of trust's securities                 )  Introduction; Rights of
                                                    )  Unit Holders - Certifi-
                                                    )  cates

15.  Receipt and handling of pay-                   )  Public Offering of Units
     ments from purchasers                          )  - Profit of Sponsor

16.  Acquisition and disposition                    )  Introduction; Amendment
     of underlying securities                       )  and Termination of the
                                                    )  Indenture; Objectives and
                                                    )  Securities Selection; The
                                                    )  Trust - Summary Descrip-
                                                    )  tion of the Portfolio;
                                                    )  Sponsor - Responsibility
                                                    )
                                                    )


-------------------------

*    Not applicable, answer negative or not required.

Form N-8B-2                                            Form S-6
ITEM NUMBER                                            HEADING IN PROSPECTUS
-----------                                            ---------------------

17.  Withdrawal or redemption                       )  Redemption; Public Offer-
                                                    )  ing of Units - Secondary
                                                    )  Market

18.  (a)  Receipt and disposition of                )  Administration of the
          income                                    )  Trust; Reinvestment Pro-
                                                    )  grams

     (b)  Reinvestment of distribu-                 )  Reinvestment Programs
          tions                                     )

     (c)  Reserves or special fund                  )  Administration of the
                                                    )  Trust - Distribution

     (d)      Schedule of distribution              )  *

19.  Records, accounts and report                   )  Administration of the
                                                    )  Trust - Records and Ac-
                                                    )  counts; - Reports to Unit
                                                    )  Holders

20.  Certain miscellaneous provi-                   )  Amendment and Termination
     sions of the trust agreement                   )  of the Indenture; Sponsor
                                                    )  - Limitation on Liability
                                                    )  - Resignation; Trustee
                                                    )  - Limitation on Liability
                                                    )  - Resignation

21.  Loans to security holders                      )  *

22.  Limitations on liability of de-                )  Sponsor, Trustee; Evalua-
     positor, trustee, custodian,                   )  tor - Limitation on Li-
     etc.                                           )  ability

23.  Bonding arrangements                           )  Included on Form
                                                    )   N-8B-2

24.  Other material provisions of                   )  *
     the trust agreement                            )

-------------------------

*    Not applicable, answer negative or not required.

Form N-8B-2                                            Form S-6
ITEM NUMBER                                            HEADING IN PROSPECTUS
-----------                                            ---------------------

     III. ORGANIZATION PERSONNEL AND
          AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of Depositor                      )  Sponsor

26.  Fees received by Depositor                     )  Expenses and Charges -
                                                    )  fees; Public Offering of
                                                    )  Units - Profit of Sponsor
                                                    )

27.  Business of Depositor                          )  Sponsor and Included in
                                                    )  Form N-8B-2

28.  Certain information as to offi-                )  Included in Form
     cials and affiliated persons of                )  N-8B-2
     Depositor                                      )

29.  Voting securities of Depositor                 )  Included in Form
                                                    )   N-8B-2

30.  Persons controlling Depositor                  )  *

31.  Compensation of Officers and                   )  *
     Directors of Depositor                         )

32.  Compensation of Directors of                   )  *
     Depositor                                      )

33.  Compensation of employees of                   )  *
     Depositor                                      )

34.  Remuneration of other persons                  )  *
     for certain services rendered to               )
     trust                                          )

     IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

35.  Distribution of trust's securi-                )  Public Offering of Units
     ties by states                                 )  - Public Distribution

36.  Suspension of sales of trust's                 )  *
     securities                                     )

37.  Revocation of authority to dis-                )  *
     tribute                                        )

-------------------------

*    Not applicable, answer negative or not required.

Form N-8B-2                                            Form S-6
ITEM NUMBER                                            HEADING IN PROSPECTUS
-----------                                            ---------------------

38.  (a)  Method of distribution                    )  Public Offering of Units
     (b)  Underwriting agreements                   )
     (c)  Selling agreements                        )

39.  (a)  Organization of principal                 )  Sponsor
          underwriter                               )
     (b)  N.A.S.D. membership of                    )
          principal underwriter                     )

40.  Certain fees received by prin-                 )  Public Offering of Units
     cipal underwriter                              )  - Profit of Sponsor
                                                    )

41.  (a)  Business of principal                     )  Sponsor
          underwriter                               )

     (b)  Branch offices of princi-                 )  *
          pal underwriter                           )

     (c)  Salesman of principal un-                 )  *
          derwriter                                 )

42.  Ownership of trust's securities                )  *
     by certain persons                             )

43.  Certain brokerage commissions                  )  *
     received by principal under-                   )
     writer                                         )

44.  (a)  Method of valuation                       )  Public Offering of Units
     (b)  Schedule as to offering                   )  *
          price                                     )
     (c)  Variation in offering                     )  Public Offering of Units
          price to certain persons                  )   - Volume Discount; Ex-
                                                    )  change Option

45.  Suspension of redemption rights                )  *

46.  (a)  Redemption valuation                      )  Public Offering of Units
                                                    )   - Secondary Market; Re-
                                                    )  demption
     (b)  Schedule as to redemption price           )  *
                                                    )

-------------------------

*    Not applicable, answer negative or not required.

Form N-8B-2                                            Form S-6
ITEM NUMBER                                            HEADING IN PROSPECTUS
-----------                                            ---------------------

47.  Maintenance of position in un-                 )  See items 10(d), 44 and
     derlying securities                            )  46

          V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of                 )  Trustee
     Trustee                                        )

49.  Fees and expenses of Trustee                   )  Expenses and Charges

50.  Trustee's lien                                 )  Expenses and Charges

          VI. INFORMATION CONCERNING INSURANCE
              OF HOLDERS OF SECURITIES

51.  (a)  Name and address of Insur-                )  *
          ance Company                              )
     (b)  Type of policies                          )  *
     (c)  Type of risks insured and                 )  *
          excluded                                  )
     (d)  Coverage of policies                      )  *
     (e)  Beneficiaries of policies                 )  *
     (f)  Terms and manner of can-                  )  *
          cellation                                 )
     (g)  Method of determining pre-                )  *
          miums                                     )
     (h)  Amount of aggregate premi-                )  *
          ums paid                                  )
     (i)  Persons receiving any part                )  *
          of premiums                               )
     (j)  Other material provisions                 )  *
          of the Trust relating to                  )
          insurance                                 )

          VII. POLICY OF REGISTRANT

52.  (a)  Method of selecting and                   )  Introduction; Objectives
          eliminating securities                    )  and Securities Selection;
          from the Trust                            )  The Trust - Summary De-
                                                    )  scription of the Portfo-
                                                    )  lio; Sponsor - Responsi-
                                                    )  bility

     (b)  Elimination of securities                 )  *
          from the Trust                            )

-------------------------

*    Not applicable, answer negative or not required.

Form N-8B-2                                            Form S-6
ITEM NUMBER                                            HEADING IN PROSPECTUS
-----------                                            ---------------------

     (c)  Substitution and elimina-                 )  Introduction; Objectives
          tion of securities from                   )  and Securities Selection;
          the Trust                                 )  Sponsor - Responsibility
     (d)  Description of any funda-                 )  *
          mental policy of the Trust                )

53.  Taxable status of the Trust                    )  Cover of Prospectus; Tax
                                                    )  Status

          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Information regarding the                      )  *
     Trust's past ten fiscal years                  )

55.  Certain information regarding                  )  *
     periodic payment plan certifi-                 )
     cates                                          )

56.  Certain information regarding                  )  *
     periodic payment plan certifi-                 )
     cates                                          )

57.  Certain information regarding                  )  *
     periodic payment plan certifi-                 )
     cates                                          )

58.  Certain information regarding                  )  *
     periodic payment plan certifi                  )
     cates                                          )

59.  Financial statements                           )  Statement of Financial
     (Instruction 1(c) to Form S-6)                 )  Condition

-------------------------

*    Not applicable, answer negative or not required.

                    SUBJECT TO COMPLETION SEPTEMBER 17, 1999

--------------------------------------------------------------------------------

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

             MORGAN STANLEY HIGH-TECHNOLOGY 35 INDEX PORTFOLIO 99-4

                            A "UNIT INVESTMENT TRUST"

--------------------------------------------------------------------------------

          The attached final prospectus for Morgan Stanley Dean Witter Select Equity Trust, Morgan Stanley High-Technology 35 Index Portfolio 99-3 is hereby used as a preliminary prospectus for Morgan Stanley Dean Witter Select Equity Trust, Morgan Stanley High-Technology 35 Index Portfolio 99-4. The narrative information relating to the operation of this Series and the structure of the final prospectus for this Series will be substantially the same as that set forth in the attached prospectus. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different from that included in the attached final prospectus since each Series has a unique Portfolio. Accordingly, the information contained herein with regard to the previous Series should be considered as being included for informational purposes only.

          Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the date of the effectiveness of the registration statement relating to Units of this Series.

          OFFERS TO SELL OR THE SOLICITATION OF ORDERS TO BUY MAY ONLY BE MADE IN THOSE JURISDICTIONS IN WHICH THE SECURITIES OF A TRUST HAVE BEEN REGISTERED. INVESTORS SHOULD CONTACT ACCOUNT EXECUTIVES OF THE SPONSOR TO DETERMINE WHETHER THE SECURITIES OF A PARTICULAR TRUST HAVE BEEN REGISTERED FOR SALE IN THE STATE IN WHICH THEY RESIDE.

          INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY THEM BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE

UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
             MORGAN STANLEY HIGH-TECHNOLOGY 35 INDEX PORTFOLIO 99-3

          The prospectus dated July 14, 1999, File No. 333-82319, is hereby incorporated by reference herein.

PART II. ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

                       CONTENTS OF REGISTRATION STATEMENT

          This registration statement on Form S-6 comprises the following documents:

          The facing sheet.

          The Cross Reference Sheet.

          The Prospectus.

          The signatures.

          Listed below is the name and registration number of a previous Series of Select Equity Trust, the final prospectus of which, properly supplemented, is used as a preliminary prospectus for Morgan Stanley Dean Witter Select Equity , Morgan Stanley High-Technology 35 Index Portfolio 99-4. This prior final prospectus is incorporated herein by reference.

          Morgan Stanley Dean Witter Select Equity Trust,
          Morgan Stanley High-Technology 35 Index Portfolio 99-3
          (Registration No. 333-82319)

          Written consents of the following persons:

                    - Cahill Gordon & Reindel (included in Exhibit 5)

                    - Deloitte & Touche LLP

The following Exhibits:

          ***EX-3(i)    Certificate of Incorporation of Dean Witter
                        Reynolds Inc.

          ***EX-3(ii)   By-Laws of Dean Witter Reynolds Inc.

            *EX-4.1 Trust Indenture and Agreement, dated Sep-tember 30, 1993.

           **EX-4.2     Draft of Reference Trust Agreement.

         ****EX-5 Opinion of counsel as to the legality of the securities being registered.

         ****EX-23.1    Consent of Independent Auditors.

         ****EX-23.2    Consent of Cahill Gordon & Reindel
                        (included in Exhibit 5).

---------------------------

* The Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Select Equity Trust, Selected Opportunities Series 18, Registration number 33-50105 and as amended and filed as an exhibit to Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 98-1, Registration number 333-41785.

**   Filed herewith.

*** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.

**** To be filed by amendment.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant, Morgan Stanley Dean Witter Select Equity Trust, Morgan Stanley High-Technology 35 Index Portfolio 99-4, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 17th day of September, 1999.

                              MORGAN STANLEY DEAN WITTER SELECT EQUITY
                              TRUST,
                              MORGAN STANLEY HIGH-TECHNOLOGY 35 INDEX
                              PORTFOLIO 99-4
                              (Registrant)

                              By: Dean Witter Reynolds Inc.
                                 (Depositor)


                                 /s/Thomas Hines
                                 ---------------------------------
                                 Thomas Hines
                                 Authorized Signatory

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of Dean Witter Reynolds Inc., the Depositor, by the following person in the following capacities and by the following persons who constitute a majority of the Depositor's Board of Directors in the City of New York, and State of New York, on this 17th day of September, 1999.

                                        DEAN WITTER REYNOLDS INC.

NAME                                           OFFICE
----                                           ------
Philip J. Purcell                              Chairman & Chief    )
                                               Executive Officer   )
                                               and Director***     )
Bruce F. Alonso                                Director****
Richard M. DeMartini                           Director***
Raymond J. Drop                                Director****
James F. Higgins                               Director***
Mitchell M. Merin                              Director*
Stephen R. Miller                              Director***
Thomas C. Schneider                            Director**

                                               By:  /s/Thomas Hines
                                                    -----------------------
                                                    Thomas Hines
                                                    Attorney-in-fact*, **,
                                                    ***,****
--------------------------

* Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 97-1, File No. 333-16839.

** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 96-4, File No. 333-10499.

*** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 International Series 95-1, File No. 33-56389.

**** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with

     Post-Effective Amendment No. 1 to Form S-6 for Morgan Stanley Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 99-4, File No. 333-79905.

                                  Exhibit Index
                                       To
                                    Form S-6
                             Registration Statement
                        Under the Securities Act of 1933

EXHIBIT NO.                 DOCUMENT
----------                  --------
     ***EX-3(i)             Certificate of Incorporation of Dean Witter
                            Reynolds Inc.

     ***EX-3(ii)            By-Laws of Dean Witter Reynolds Inc.

       *EX-4.1 Trust Indenture and Agreement, dated Sep-tember 30, 1993.

      **EX-4.2              Draft of Reference Trust Agreement.

    ****EX-5 Opinion of counsel as to the legality of the securities being registered.

    ****EX-23.1             Consent of Independent Auditors.

    ****EX-23.2             Consent of Cahill Gordon & Reindel
                            (included in Exhibit 5).

---------------------------

* The Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Select Equity Trust, Selected Opportunities Series 18, Registration number 33-50105 and as amended and filed as an exhibit to Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 98-1, Registration number 333-41785.

**   Filed herewith.

*** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.

**** To be filed by amendment.